As filed with the Securities and Exchange Commission on

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July 2005

Cable and Wireless Public Limited Company

Lakeside House
Cain Road
Bracknell
Berkshire
RG12 1XL
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cable and Wireless plc

By:	/s/ Heledd Hanscomb
Name:	Heledd Hanscomb
Title:	Deputy Company Secretary

Date:	28 July 2005

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

99.1	Announcement dated 1 July 2005
99.2	Announcement dated 7 July 2005
99.3	Announcement dated 13 July 2005
99.4	Announcement dated 21 July 2005
99.5	Announcement dated 22 July 2005
99.6	Announcement dated 22 July 2005